UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JUNE 21 2007


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

RESEARCH UPDATE

LIRAGLUTIDE PROVIDES SIGNIFICANTLY BETTER GLUCOSE CONTROL THAN INSULIN GLARGINE IN PHASE 3 STUDY

Novo Nordisk today announced clinical results from the first of five phase 3 studies with liraglutide - the once-daily human GLP-1 analogue. The 26-week study is part of the LEAD(TM) (Liraglutide Effect and Action in Diabetes) programme and included 581 patients with type 2 diabetes inadequately controlled by two of the most widely used oral antidiabetic drugs: metformin and a sulfonylurea (glimepiride). All patients in the study continued the two oral drugs and were randomised to add one daily injection of liraglutide, placebo or insulin glargine.

The average HbA1c level at the beginning of the study was between 8.0% and 8.5% and at the end of the study, more than 50% of patients in the liraglutide group had reached the American Diabetes Association goal of HbA1c < 7%. Furthermore, more than 35% achieved the American Association of Clinical Endocrinologists HbA1c target of <= 6.5%. The HbA1c reduction achieved in the liraglutide group was more than 0.2 percentage points better than in the insulin glargine group, a difference which is statistically significant.

The average weight of the patients at the beginning of the study was approximately 85 kg. At the end of the study, the difference in body weight between the liraglutide and insulin glargine treatment groups was on average 3.5 kg, statistically significant in favour of liraglutide.

Liraglutide in combination with metformin and glimepiride was well tolerated. The most frequently reported adverse event in the liraglutide arm was nausea at an absolute level of between 10 and 15%. As expected, the combination of a GLP-1 analogue with a sulfonylurea leads to some of the patients experiencing hypoglycaemia. The overall hypoglycaemia event rate in the liraglutide and insulin glargine groups was not significantly different.

Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk, said: "We are very pleased with these first results from the liraglutide phase 3 programme, showing that liraglutide provides improved glucose control compared to insulin glargine while, at the same time, leading to significant weight loss."

Novo Nordisk expects to announce headline results from the remaining four LEAD(TM) studies during the second half of 2007 and the first quarter of 2008. Detailed results from the full LEAD(TM) programme are expected to be published in peer reviewed journals and communicated at future scientific meetings.

The results of the phase 3 trial do not change Novo Nordisk's expectations for the company's financial results for 2007, which were provided on 2 May in connection with the release of the financial results for the first three months of 2007.

CONFERENCE CALL

At 12.30 pm CET today, corresponding to 6.30 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'.

ABOUT LIRAGLUTIDE, LEAD(TM) AND HBA1C

Liraglutide is a once-daily human analogue of the naturally occurring hormone Glucagon-Like Peptide-1 (GLP-1). The compound is being developed by Novo Nordisk for the treatment of type 2 diabetes, and is currently in phase 3 development. Liraglutide works by stimulating the release of insulin only when glucose levels become too high. In contrast to most other antidiabetic treatments liraglutide also leads to weight loss instead of weight increase.

The LEAD(TM) programme (Liraglutide Effect and Action in Diabetes) is comprised of five randomised, controlled, double-blind studies conducted in more than 40 countries. The programme includes around 3,800 patients with type 2 diabetes whose blood glucose is inadequately controlled.

HbA1c is an abbreviation for glycated haemoglobin HbA1c. The level of HbA1c reflects the average blood glucose level over the past 2-3 months and a decrease is therefore a measure of treatment effect. The higher the blood glucose the more glucose binds to haemoglobin (glycation).

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:

Media:                             Investors:
Outside North America:             Outside North America:
Elin K Hansen                      Mads Veggerby Lausten
Tel (direct): (+45) 4442 3450      Tel (direct): (+45) 4443 7919
ekh@novonordisk.com                mlau@novonordisk.com

Katrine Sperling                   Hans Rommer
Tel (mobile): (+45) 3079 6718      Tel (direct): (+45) 4442 4765
krsp@novonordisk.com               hrmm@novonordisk.com

In North America:                  In North America:
Sean Clements                      Christian Qvist Frandsen
Tel (direct): (+1) 609 902 9164    Tel (direct): (+1) 609 919 7937
secl@novonordisk.com               cqfr@novonordisk.com

Stock Exchange Announcement no 17 / 2007

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 21 2007                            NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer